

Zachary Popp · 3rd

Dean, Enrollment Strategy at Mid-State Technical College

Wittenberg, Wisconsin, United States ·

Contact info

293 connections

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Mid-State Technical College

Western Governors University

Experience

Dean, Enrollment Strategy
Mid-State Technical College · Full-time
Aug 2020 – Present · 1 yr 1 mo
Wisconsin Rapids, Wisconsin, United States

Owner and Founder
Sativa Building Systems · Self-employed
Dec 2018 – Present · 2 yrs 9 mos

Northcentral Technical College
9 yrs 2 mos

Adjunct Instructor: Supervisory Management-Leadership and Team Building
Nov 2014 – Present · 6 yrs 10 mos

Director of Recruitment
Apr 2018 – Aug 2020 · 2 yrs 5 mos

Wausau, Wisconsin Area

Show 2 more roles

Rasmussen College
2 yrs 6 mos

Senior Program Manager
May 2011 – Jun 2012 · 1 yr 2 mos

Program Manager
Jan 2010 – Apr 2011 · 1 yr 4 mos

Owner
Popp Fitness LLC
Mar 2007 – Oct 2011 · 4 yrs 8 mos

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Education

Western Governors University
Master of Business Administration (M.B.A.), Management and Strategy
2013 – 2014

University of Wisconsin-Milwaukee
Bachelor of Science (B.S.), Kinesiology and Exercise Science, Minor in Business, Submajor in Health and Fitness Management, 3.74 GPA. Magna Cum Laude Honors
2006 – 2008

Volunteer experience

Board of Directors
Wittenberg Area Chamber of Commerce
Apr 2014 – Apr 2017 · 3 yrs 1 mo
Economic Empowerment

Vice President
Rotary Foundation of Antigo
Nov 2014 – Sep 2017 • 2 yrs 11 mos
Economic Empowerment

Skills & endorsements

Leadership · 4

Ravyn Schmidt and 3 connections have given endorsements for this skill

Management · 5

Ravyn Schmidt and 4 connections have given endorsements for this skill

Team Building · 6

Lee Smith and 5 connections have given endorsements for this skill

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Accomplishments

1 Language
English

Interests

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